**COMMERZBANK**

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2006 SEP 25 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 21, 2006


06017078

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a press release issued today by Commerzbank as part of its annual Investors' Day conference regarding its expected after-tax return on equity for various business segments, risks provisions and other matters. This press release is also available on the Commerzbank head office website. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH


Steven A. Troyer
Vice President & Counsel (USA)


Terrence P. Sweeney
General Counsel (USA)

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure



# Press release

RECEIVED
2006 SEP 25 P 12: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For the business editor

September 21, 2006

**SEC File No.**
**082-02523**

**CIK 0000852933**

**Klaus-Peter Mü ller at Investors' Day conference:**

**After-tax return on equity will increase to at least 11 percent in 2007**

Klaus-Peter Mü ller, Commerzbank chairman, expects an after-tax return on equity (RoE) of at least 11% in the coming year. For 2006, he underlines the goal of a minimum RoE of 10% (excluding any extraordinary effects). Generally Commerzbank is right on track to reach a net 15% RoE and a cost/income ratio of less than 60% by the year 2010, says Mü ller at the bank' s annual Investors' Day conference today, with around 100 German and foreign-based analysts and institutional investors in Frankfurt. The dividend for 2006 should be more than the 50 cents per share paid for 2005.

A positive earnings trend for the next few years is also expected for the individual segments by the responsible board members. Dr. Achim Kassow, in charge of Retail and Business Customers, expects a strong increase of the operating RoE to more than 18% by 2010. In domestic Asset Management, Cominvest' s on-going project Alpha should clearly boost both assets under management and operating results by 2011.

According to Martin Blessing, the Mittelstand segment should already achieve its 2007 goal of an operating RoE of 17% by this year. By 2008, the return should increase to more than 20%. Nicholas Teller also sees his Corporates & Markets segment reaching its 2007 goal of around 20% operating RoE ahead of time. In the next two years the returns should top this mark. Bernd Knobloch expects his segment Commercial Real Estate to increase its operating RoE from 12% (2006) to 16% by 2008.

Wolfgang Hartmann, Chief Risk Officer, presumes clearly lower risk provisions of 630m euros (at equity) for the standard business in 2006. During their integration this year, the risk provisioning methods of both Commerzbank and Eurohypo were harmonized.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

The primary assessment of a client' s financial standing, in light of a new insolvency law and increasing private bankruptcies, has decreased in importance in determining risk provisions. In the future more weight will be put on the value of the collateral when provisioning for such credits. At the same time, in light of Basel II requirements, more actual market valuations will be made.

This change in methods results in a one-off expense, based essentially on real estate loans for retail customers. This means the total risk provisions for 2006 will total around 930m euros (at equity). For the next two years, 2007 and 2008, Hartmann expects an operative risk provision at the same level as in 2006, i.e. around 700m euros.

**Note:**

All presentations may be found on the Internet at www.commerzbank.com/aktionaere/index.html shortly after they begin. On the Investor Relations page you may also find the exact schedule of presentations.